

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

August 24, 2016

Via E-mail
Barbara J. Desoer
Director and Chief Executive Officer
Citibank, N.A.
388 Greenwich Street
New York, New York 10013

> **Re:** **Citibank Credit Card Issuance Trust**
> **Citibank Credit Card Master Trust I**
> **Citibank N.A.**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed August 10, 2016**
> **File Nos. 333-208054, 333-208054-01 and 333-208054-02**

Dear Ms. Desoer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2015 letter.

Form of Prospectus

General

1. Please note that our comments below should be applied throughout the prospectus and all appropriate transaction documents, as applicable. Please confirm to us in your response that you will comply with this instruction.

2. We note your disclosure throughout the prospectus that you contemplate the issuance of additional classes, subclasses, and series of notes. Unless such descriptions are necessary to disclose the impact of a series or additional class or subclass of notes on the notes

being offered pursuant to this prospectus, please revise your disclosure to delete descriptions of series, classes, and subclasses of notes that are not reasonably contemplated to be offered under this prospectus. If descriptions of such series or notes are necessary to disclose the impact of such series or notes on the notes being offered pursuant to this prospectus, please revise your disclosure throughout to clarify:

- such series or notes will not be offered pursuant to this prospectus;

- such disclosure is provided because such series or notes have been issued in the past and continue to be outstanding or that you may offer such series or notes in the future by means other than this prospectus; and

- the specific impact that such series or notes may have on the notes being offered pursuant to this prospectus.

Additionally, please confirm that if such other series or notes have different structural features or credit enhancement not contemplated in this form of prospectus, you will either file a post-effective amendment or file a new registration statement. Refer to Item 1113(e) of Regulation AB and Rule 430D(d)(2) under the Securities Act.

3. We note your response to prior comment 7 that you have made revisions throughout the prospectus to describe the actual notes being offered under the prospectus and reissue in part. It appears that certain sections throughout your prospectus include general descriptions of characteristics without indication that the disclosure will be tailored to the specific notes being offered by the prospectus. By way of example, we note your disclosure on page 23 under the heading titled "Prospectus Summary – Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes" that these amounts will be determined differently depending on whether the notes are U.S. Dollar notes or foreign currency notes. We also note your disclosure on page 87 under the heading titled "Sources of Funds to Pay the Notes – Derivative Agreements" that some notes *may* have the benefit of interest rate or currency swaps, caps or collars with various counterparties and your disclosure on page 101 under the heading titled "Deposit and Application of Funds – Payments Received from Derivative Counterparties for Principal" that it is unlikely that any class or subclass of U.S. currency notes will have a derivative agreement for principal. These examples, as well as other disclosure throughout your form of prospectus, do not appear to describe the actual notes being offered by the prospectus. If this disclosure is necessary to disclose the impact of the other classes or series of notes already outstanding or to be issued in the future, please revise your disclosure to describe such impact. If not necessary for such purposes, please revise your disclosure throughout the prospectus as necessary to only describe the actual notes being offered by the prospectus.

Prospectus Cover

4. We note your response to prior comment 19 and reissue in part. Please also revise the reference to "page S-[●]" on the cover of your form of prospectus, which suggests a page reference to a prospectus supplement. Please also confirm that all other references to base prospectuses and prospectus supplements have been removed from your form of

prospectus and transaction documents, as necessary. For example, we note that the Form of Second Amended and Restated Indenture filed as Exhibit 4.1 to your registration statement still includes references to a base prospectus. Refer to General Instruction IV of Form SF-3.

Summary of Terms

The Citiseries, page 14

5. We note your reference on page 15 to the issuance trust's monthly reports on Form 10-D for additional information about outstanding subclasses of notes of the Citiseries. Please revise here and throughout your prospectus as necessary to identify all outstanding series or classes of securities that are backed by the same asset pool or otherwise have claims on the pool assets and to provide the disclosure required by Item 1103(a)(4) of Regulation AB.

Prospectus Summary

Interest Payments, page 21

6. We note your response to prior comment 3 and reissue in part. We are unable to locate the revisions in this section to clarify that interest payment dates may range from monthly to annual. It also remains unclear whether all classes of notes may be either fixed or floating rate, or if only Class A Notes may be fixed rate notes. For example, we note that the penultimate paragraph on page 22 includes bracketed language indicating that monthly payments may be made on certain notes, but this paragraph appears to relate only to the floating rate notes discussed in the preceding paragraphs. Additionally, the last paragraph on page 22 appears to indicate that only the Class A Notes may be fixed rate notes and that interest payments on these notes may be made at intervals other than monthly. Please revise or advise.

Risk Factors

The objective of the asset representations review process is…, page 45

7. We note your statements on page 46 that "no assurance can be given that the asset representations review process will achieve the intended result of identifying non-compliance with representations and warranties concerning the receivables" and that "there can be no assurance that the asset representations review will provide Citibank or the master trust trustee with an effective tool to identify a breach of any contractual provision." The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please confirm that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

8. We also note your statement that neither investors nor the master trust trustee will be able to contest any finding or determination by the asset representations reviewer. Please revise as necessary to clarify, or confirm supplementally, that this does not limit an investor's ability to make a repurchase demand and utilize the dispute resolution shelf provision. Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.").

The Issuance Trust

[Name of Asset Representations Reviewer], page 60

9. We note your placeholder for information regarding the asset representations reviewer required pursuant to Items 1109(b)(1), 1109(b)(2) and 1119(a)(7) of Regulation AB. Please revise your prospectus to include disclosure regarding these items. Please also file a form of asset representations review agreement with your next amendment.

Sources of Funds to Pay the Notes

Derivative Agreements, page 87

10. We note your response to prior comment 4 that you made revisions to the prospectus cover page to clarify that the only form of derivative agreement that may be entered into in connection with an offering pursuant to the registration statement would be an interest rate swap and reissue in part. Please revise the remainder of your prospectus where necessary to clarify that interest rate swaps are the only form of derivative agreement that may be entered into in connection with an offering pursuant to the registration statement. We note, for example, your disclosure here that some notes may have the benefit of "interest rate or currency swaps, caps or collars" and your disclosure on page 101 under the section titled "Deposit and Application of Funds – Payments Received from Derivative Counterparties for Principal" regarding derivative agreements for principal.

Notices and Reports

Reports, page 125

11. We note your response to prior comment 13. We are unable, however, to locate the revised disclosure in this section indicating that the monthly reports will contain information about material changes in the solicitation, credit granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, to acquire

new pool assets, as contemplated by Item 1121(a)(14) of Regulation AB. Please revise to include this disclosure or advise.

The Master Trust

Master Trust Assets, page 132

12. We note your statement on page 136 that you "cannot assure that all of the credit card accounts designated to the master trust will continue to meet the eligibility requirements…throughout the life of the master trust." Please tell us how this statement is consistent with your obligations under Securities Act Rule 193 to conduct a review of the pool assets designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the form of prospectus is accurate in all material respects, as well as the shelf eligibility requirement that the chief executive officer of the depositor file a certification at the time of each takedown certifying in part to the accuracy of the disclosure in the prospectus. See Item 601(b)(36) of Regulation S-K.

13. We note your disclosure regarding representations and warranties made by the seller to the master trust and for the benefit of the certificateholders. Please revise to clarify how and to what extent these representations and warranties extend to noteholders.

New Requirements for SEC Shelf Registration

Dispute Resolution, page 156

14. We note your response to prior comment 17 and reissue. We are unable to locate any revisions to the discussions under this heading to include cross references to the sections in the form of prospectus that discuss how an investor may make a request or demand for repurchase of receivables. We also remain unable to locate disclosure in your prospectus or in the Pooling and Servicing Agreement filed as Exhibit 4.2 describing how investors may make such a repurchase request or demand. Please revise.

15. We note your statement that "certificateholders holding the requisite percentage of certificates specified in the pooling and servicing agreement" may make a repurchase request; however, the Pooling and Servicing Agreement does not appear to specify a percentage of certificateholders with respect to repurchase requests. Please revise the prospectus or the Pooling and Servicing Agreement, as appropriate, to clarify, or advise.

Review of Disclosure Regarding Master Trust Assets, page 175

16. We note your response to prior comment 20 that Citibank has discontinued the use of a third party to assist in certain aspects of pool assets and that you made revisions to this section to remove references to the engagement of a third party. However, we note that there are still references to Citibank engaging a third party to assist in its review of assets

on page 176. If Citibank has discontinued the use of third parties to assist in its review of pool assets, please revise your disclosure as necessary.

Exhibits

Exhibit 4.1 – Form of Second Amended and Restated Indenture for the Notes

17. We note your revisions in response to prior comment 22. Please make conforming revisions to Exhibit C (Form of Issuer's Report) to the Form of Second Amended and Restated Indenture to present delinquency information accordance with Item 1100(b) of Regulation AB through no less than 120 days. Refer to Item 1121(a)(9) of Regulation AB.

Exhibit 4.2 – Form of Third Amended and Restated Pooling and Servicing Agreement for Citibank Credit Card Master Trust I

18. We note your prospectus revisions in response to prior comment 18 to clarify that each investor in the notes will be deemed to be a "certificateholder" for purposes of the dispute resolution provision. Please make conforming revisions in your Pooling and Servicing Agreement and other transaction documents, as necessary.

19. We note that Article XIV refers to "Holders of Investor Certificates" in describing the delinquency trigger and investor action to direct an asset representations review. We also note that "Holder" is defined on page 5 as an "Investor Certificateholder or Person in whose name any one of the Sellers' Certificate is registered" and that "Investor Certificates" are defined on page 13 as any of the certificates "other than the Sellers' Certificate." We further note that "Investor Certificateholder" in defined on page 13 as the "Person in whose name a Registered Certificate or Global Certificate is registered in the Certificate Register." The provisions in Article XIV, taken together with the definitions that apply to the document, appear to be inconsistent with the statement on page 152 of your prospectus that, for purposes of the asset representations review voting trigger, each noteholder will be deemed to be an investor certificateholder. Please revise the Pooling and Servicing Agreement and all other transaction documents, as necessary, to clarify that the beneficial owners of the notes will have the rights to act with respect to the shelf eligibility provisions.

Exhibit 5.1 – Opinion with respect to legality

20. We note counsel's legal opinion is limited to the laws of the State of New York and to the federal laws of the United States. Please have counsel revise his legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware, as counsel must also consider the law of the jurisdiction under which each registrant is organized (including Citibank Credit Card Issuance Trust, a Delaware statutory trust, in the case of the issuance of the notes) in order to provide the binding obligation opinion with respect to the notes. Refer to sections II.B.1.e. and II.B.3.b. of the Division of Corporation

Finance Staff Legal Bulletin No. 19 ("Legality and Tax Opinions in Registered Offerings").

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 if you have questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Christopher Becker, Esq., Citigroup Inc.
            Christopher Lynch, Citigroup Inc.